August 12, 2025

Heather Turner
Chief Executive Officer
LB Pharmaceuticals Inc
One Pennsylvania Plaza, Suite 1025
New York, NY 10119

       Re: LB Pharmaceuticals Inc
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 23, 2025
           CIK No. 0001691082
Dear Heather Turner:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. You state that based on positive end-of-Phase 2 feedback from the FDA, as well as historical precedent, you believe that your Phase 2 acute schizophrenia trial may serve as one of the two pivotal trials required for approval of a new drug application and therefore would only need a single, six-week Phase 3 trial alongside other planned
       NDA-enabling studies for approval. Please balance this disclosure by also stating that there is no guarantee that your Phase 2 trial may serve as one of the two pivotal trials required which in such case you may be required to conduct two pivotal trials for
       NDA approval.
 August 12, 2025
Page 2

Business, page 110

2. We note your use of p-values throughout this section regarding your product candidate LB-102. At first use, please provide a brief explanation of the disclosed p-
       value and how it is used to measure statistical significance.
        Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Brandon Fenn, Esq.